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                              December 13, 2021

       Peter Lee
       President
       Merida Merger Corp. I
       641 Lexington Avenue, 18th Floor
       New York, NY 10022

                                                        Re: Merida Merger Corp.
I
                                                            Form 10-K/A for the
year ended December 31, 2020
                                                            File No. 001-39119

       Dear Mr. Lee:

              We have reviewed your December 9, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 3 to Form 10-K filed December 10, 2021

       Item 9A. Controls and Procedures
       Disclosure Controls and Procedures, page 1

   1.                                                   We note your disclosure
that    [y]our controls were not effective.    Revise to clarify, if
                                                        true, that your
disclosure controls and procedures were not effective.
       Management's Annual Report on Internal Control over Financial Reporting, page 1

   2. Revise to provide the disclosure required by Item 308(a)(1) of Regulation S-K.
 Peter Lee
FirstName LastNamePeter   Lee
Merida Merger  Corp. I
Comapany13,
December  NameMerida
              2021     Merger Corp. I
December
Page  2   13, 2021 Page 2
FirstName LastName
3. Revise your disclosures to describe the material weaknesses regarding complex financial instruments, specifically related to the accounting for your warrants and common stock subject to possible redemption and the resulting restatements. Please amend the Form 10-
         K/A to include the financial statements, full Item 9A disclosure and
Section 906 and 302
         Certifications.
        You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Christine
Dietz, Senior Staff Accountant, at 202-551-3408 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Jeffrey M. Gallant, Esq.